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FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83
THIS LETTER OMITS CONFIDENTIAL INFORMATION
THAT HAS BEEN SEPARATELY FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION
June 18, 2008
VIA EDGAR CORRESPONDENCE
Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Checkpoint Systems, Inc.
Form 10-K for period ending 12/30/2007, File No. 001-11257
Filed on February 28, 2008
Dear Mr. Spirgel:
     On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter on May 13, 2008, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

June 18, 2008

Item 1A. Risk factors, page 13
1.	Please present each material risk in a manner consistent with the requirements of Item 503(c) of Regulation S-K and Rule 421(d) of Regulation C. In this regard, your risk factor captions are mere phrases with do not highlight the risk to investors. In addition, many of the descriptions that follow do not describe a material risk by only highlight characteristics of your operations or financial condition discussed in the same manner refer to Staff Legal Bulletin No. 7A (June 7, 1999), available on our website at http://www.sec.gov/interps/legal.shtml.

Response:

In future filings, the Company will comply with the Staff’s comments by revising its risk factor disclosure to provide more detail on the material risks to the Company and the potential impact on its results of operations. An example of this revised disclosure is attached as Exhibit A hereto.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
2.	Please provide more detailed disclosure regarding known trends, demands and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, we note disclosure in your business section that the market is beginning to move toward more sophisticated tag solutions that incorporate RFID components that will automate many aspects of supply chain tracking and facilitate new merchandise enhancements for suppliers and consumers. Discuss how this industry trend has or will impact your liquidity and operating performance. As another example, discuss whether the reasons for changes in your revenues and expenses represent trends that you expect to continue.

Response:

In future filings, the Company will comply with the Staff’s comments by providing in its Management’s Discussion and Analysis more detailed disclosure regarding known trends, demands and uncertainties that are reasonably likely to have a material effect on the Company’s financial condition or operating performance. An example of the Company’s proposed revised disclosure containing such additional disclosure, based on an excerpted portion of the Company’s 2007 Annual Report on Form 10-K (and marked to show changes from the prior disclosure), is attached as Exhibit B hereto.

The Company supplementally advises the Staff that the RFID movement is in an early phase and that the Company is participating in retail groups to work to understand its technology at a reasonable cost/benefit ratio and has not included discussion on RFID in its MD&A as it has not had a material impact on the Company’s financial position and is not projected to have a material impact in the near future.

June 18, 2008

Signatures
3.	Please indicate the person who is signing as the company’s controller or principal accounting officer.

Response:

In future filings, the Company will comply with the Staff’s comments by indicating that Raymond D. Andrews, the Company’s Senior Vice President and Chief Financial Officer, is also signing as the Company’s principal accounting officer.
The Company’s Executive Compensation Program Objectives, page 18
4.	We note your reference to “broader published survey data” used to evaluate competitive levels of compensation. It is not clear whether the compensation committee uses the surveys for benchmarking purposes. If so, you must identify the companies in the surveys. Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers’ compensation. See Regulation S-K Item 402(b)(2)(xiv).

Response:

The Company respectfully submits that it does not use the published survey data for benchmarking purposes. The survey data comprises aggregated pooled data compiled from several hundred companies. The survey sources include Mercer’s proprietary database, as well as other published surveys from compensation survey firms such as Watson Wyatt. Although the Company’s Compensation Committee reviews and considers the aggregated survey data, the Compensation Committee does not see the identity of any of the surveyed companies.
Annual Incentive, page 21
5.	You disclose on page 21 that most of the payout amounts for annual incentive awards is based upon “achievement of annual corporate financial/operating objectives, which are tailored to each NEO,” while the remainder (ranging from 0-10%) is linked to each officer’s performance appraisal. You also disclose that the 2007 earnings per share goal “was weighted to be 50-60% out of the total of all goals” and that “[t]he balance of the goals for each NEO was tied to achievement of specific financial, strategic and operational goals that were customized to each executive with various weights.” In the grants of plan-based awards table on page 28, you separately disclose target amounts for each officer based upon an earnings per share incentive award and an individual performance incentives, award, each of which represents 50% of the target payouts. In the summary compensation table, you disclose amounts awarded to each officer that represents various percentages of the total target amounts.

June 18, 2008

Please discuss awards under your annual incentive plan so that shareholders can better understand the information presented in the compensation tables and the policies and decisions regarding each officer. Discuss how the compensation committee’s consideration of each factor results in the amounts each officer was awarded.

Response:

In future filings, the Company will comply with the Staff’s comments by including additional discussion of the awards granted under the annual incentive plan and the factors considered by the Compensation Committee when determining awards. The following paragraph provides sample disclosure as an example of the type of disclosure the Company intends to include in future filings to address the foregoing comment:
     Annual incentive compensation is determined on an individualized basis according to a list of “management business objectives,” or MBOs, that is set for each named executive officer, or NEO, at the beginning of each year. Each named executive officer is entitled to a maximum payout, measured as a percentage of base salary for achieving the MBOs. The maximum payout percentages are set forth in the Grants of Plan Based Awards tables.
     A primary component of each named executive officer’s MBOs is the achievement by the Company of a fixed earnings per share, or EPS, goal. The EPS goal typically accounts for 50% of the MBOs for the annual incentive award.
     The remaining 50% of the MBOs for an NEO relates to the NEO’s achievement of an itemized list of specific objectives that is tailored to each officer’s particular job responsibilities. Typically, each officer is given a list of four to five discrete individual objectives, and each objective is assigned a percentage weight with respect to the aggregate MBOs, ranging between 5% to 25% each.1 The individualized MBOs typically constitute objectively measurable goals that provide the NEOs with specific guidance regarding what he or she must accomplish to achieve the objective, and ultimately the maximum annual incentive award. For each MBO that is achieved, the NEO will be entitled to the percentage of his maximum MBO payout that is assigned to that objective; however, an NEO is not entitled to any MBO payout with respect to an individual MBO unless 100% of that MBO is achieved. For example, if a particular NEO achieves all but one of his MBOs (including the EPS goal), and the MBO that he did not achieve was assigned a percentage of

[1]	The Company proposes to disclose each of these itemized, individual objectives for each NEO, except as set forth below in the Company’s response to comment 6.

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10%, then such officer will be entitled to 90% of his maximum annual incentive award.
     Each NEO, other than the Chief Executive Officer, also has an opportunity to receive an incentive award of 10% of base salary based upon an individual performance rating. The individual performance rating is based upon the Compensation Committee’s qualitative assessment of the officer’s performance during the year. This portion of the annual incentive bonus may be paid out only if individual performance for an executive is determined, pursuant to the Committee’s qualitative assessment, to be above average or outstanding. As a result, this component of the annual incentive awards provides an additional incentive for individual NEOs to contribute beyond expectations. There are no preset objectives or formulas for this component of the award. This portion of the award is intended to correspond directly to the behavioral aspect of the achievement of the objectives, and enables the Compensation Committee to differentiate for individual performance, based upon a review of overall performance.
6.	In future filings, please disclose each performance target and threshold level that must be reached for payment to each officer under the annual incentive plan. Disclose the extent to which the performance targets were achieved. To the extent the targets are not stated in quantitative terms, explain how the compensation committee determined the officer’s achievement levels for that performance measure. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Response:
[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]
Long Term Incentives, page 22
7.	We note your statement that “long-term incentive target amounts are set by referencing a variety of factors.” Please identify these factors and disclose the target amounts for each named executive officer.

Response:

In future filings, the Company will comply with the Staff’s comments by including an enhanced discussion of the factors considered in setting long-term incentive target amounts for each NEO. Except as discussed above in the response to comment 5, in future filings, the Company will disclose target levels and the extent to which each NEO achieves performance targets related to individual performance goals, provided that such targets are material to determinations of annual incentive compensation. The following paragraph provides sample disclosure as an example of the type of disclosure the Company intends to include in future filings to address the Staff’s comments.
     The Compensation Committee determines equity incentive awards for Company employees, including its NEOs, with assistance from Mercer, its compensation consultant. Fifty percent of the equity awards are granted in the form of restricted stock units under the Company’s long-term incentive plan, and fifty percent of the equity awards are granted in the form of stock options. Mercer provides the Company with data from the Company’s peer group and the general survey data to provide examples of equity incentive awards granted to similarly situated executives, and Mercer recommends target equity awards based upon such data. Mercer provides its recommendations in the form of dollar values. The dollar amounts with respect to both restricted stock unit and stock options grants are converted into equity awards by forecasting a stock price for the date

June 18, 2008

of grant. The equity incentive award target amounts provided by Mercer are then reviewed by senior management at the Company and recommended to the Compensation Committee for approval. Senior management, at its discretion, may modify the amounts recommended by Mercer to take into account historical factors such as legacy grants, previous equity incentive awards received by an executive officer or prior awards granted to other executive officers at the Company and/or to take into account management’s qualitative review of performance. In addition, the amount of equity incentive awards provided to NEOs may also be adjusted by senior management and the Compensation Committee based upon the level of achievement by the NEOs of the “management business objectives” or “MBOs” discussed above under the section regarding Annual Incentives.
Stock Options, page 22
8.	Please disclose what factors were considered by the compensation committee in awarding stock options to each named executive officer.

Response:

In future filings, the Company will comply with the Staff’s comments by including an enhanced discussion of the factors considered by the Compensation Committee in awarding stock options to each NEO. For an example of the type of disclosure the Company intends to include in future filings to address the Staff’s comment, see the Company’s response to comment 7 above related to factors considered in granting equity incentive awards (which consist of both restricted stock units and stock options).
Benefits and Perquisites, page 25
9.	We note your statement that your NEO’s generally receive the same benefits as “other US-based managers.” Please provide more details regarding these benefits and perquisites.

Response:

In future filings, the Company will comply with the Staff’s comments by providing an additional description of such benefits and perquisites provided to the Company’s NEOs.

June 18, 2008

Outstanding Equity Awards, page 30
10.	Although the footnotes set forth the vesting schedule of the stock option and restricted stock unit awards, without disclosure of the option grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of stock options and restricted stock unit awards held at fiscal year end. In addition, disclose the vesting dates of the unvested and unearned performance share awards.

Response:

In future filings, the Company will comply with Instruction 2 of Item 402(f)(2) by adding two columns to the Outstanding Equity Awards table to reflect the vesting dates for stock options, restricted stock unit awards, and performance share awards. The Company will add footnotes to the additional columns to provide a better understanding of the vesting dates for each of the awards.
Potential Payments upon Termination or Change in Control, page 34
11.	Please summarize the definitions of “change of control,” “cause,” and “good reason” so that shareholders may understand when payment provisions will be triggered.

Response:

The Company will comply with the Staff’s comments by including summaries of these definitions in future filings. The following paragraphs provide sample disclosure as an example of the type of disclosure the Company intends to include in future filings to address the Staff’s comments. Similar definitions will be incorporated into the descriptions of the Company’s material employment agreements where appropriate.
Employment Agreement of Robert van der Merwe
     Change in Control. Mr. van der Merwe’s employment agreement defines a “change in control” as (1) the acquisition by any person or group of 50% or more of the combined voting power of the Company; (2) a change in the majority composition of the board of directors of the Company without the consent of a majority of the incumbent directors; (3) a merger in which the stockholders immediately prior to the merger own less than 50% of the combined voting power of the Company after the merger; or (4) a sale of all or substantially all of the assets of the Company.
     Cause. Mr. van der Merwe’s employment agreement defines “cause” as (1) a willful and continuing failure to perform under the terms of the agreement following written notice requesting such performance; (2) embezzlement, fraud, or breach of fiduciary duty; (3) personal

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dishonesty that is materially injurious to the Company; (4) unauthorized disclosure of confidential information; (5) conviction of, or entry of a guilty or nolo contendere plea to a felony criminal offense; or (6) competing with the Company in violation of the agreement.
     Good Reason. Mr. van der Merwe’s employment agreement defines “good reason” as (1) a material reduction in title, duties or benefits; (2) a reduction in base salary or bonus opportunities; (3) relocation of the Company’s principal offices to more than 50 miles from the current location; (4) a change in control; (5) the failure of the board of directors of the Company to elect Mr. van der Merwe as Chairman of the board by June 30, 2009 or his involuntary removal from that position; or (6) a substantial failure of the Company to perform any of its obligations under the agreement.
Employment Agreements of other Named Executive Officers
     Change in Control. A “change in control” within the meaning of the employment agreements occurs if (1) any person or group acquires the power to elect a majority of the board of directors, and does, in fact, elect such a majority; or (2) the stockholders of the Company approve a sale of all or substantially all of the Company’s assets.
     Cause. The employment agreements define “cause” as (1) any willful and continued insubordination or the employee’s failure to perform his or her duties; (2) dishonesty in the performance of duties; (3) breach of certain covenants in the agreements relating to competition and confidentiality; (4) entry of a judgment against the employee that prevents the employee from performing his or her duties or causes damage to the Company or its reputation; or (5) conviction of a crime involving moral turpitude.
* * * * *

June 18, 2008

     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Keith at (202) 637-1070.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe
    President & Chief Executive Officer
    Checkpoint Systems, Inc.
Raymond D. Andrews
    Senior Vice President & Chief Financial Officer
    Checkpoint Systems, Inc.
John Van Zile
    Senior Vice President, General Counsel & Secretary
Checkpoint Systems, Inc.

June 18, 2008

EXHIBIT A
Risk Factors
     The risks described below are among those that could materially and adversely affect the Company’s business, financial condition or results of operations. These risks could cause actual results to differ materially from historical experience and from results predicted by any forward-looking statements related to conditions or events that may occur in the future.
We have significant foreign operations, which are subject to political, economic and other risks inherent in operating in foreign countries.
     We are a multinational manufacturer and marketer of identification, tracking security and merchandising solutions for the retail industry. We have significant operations outside of the United States. We currently operate in approximately 31 countries, and our international operations generate approximately 63% of our revenue. We expect net revenue generated outside of the United States to continue to represent a significant portion of total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:
•	the difficulty in enforcing agreements, collecting receivables and protecting assets through foreign legal systems;

•	trade protection measures and import or export licensing requirements;

•	difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

•	compliance with a variety of foreign laws and regulations;

•	changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;

•	the threat of nationalization and expropriation;

•	increased costs and risks of doing business in a number of foreign jurisdictions;

•	changes in enacted tax laws;

•	limitations on repatriation of earnings; and

•	fluctuations in equity and revenues due to changes in foreign currency exchange rates.
     Changes in the political or economic environments in the countries in which we operate, as well as the impact of economic conditions on underlying demand for our products could have a material adverse effect on our financial condition, results of operations or cash flows.
Volatility in currency exchange rates and interest rates may adversely affect our financial condition, results of operations or cash flows.
     We are exposed to a variety of market risks, including the effects of changes in currency exchange rates and interest rates. See Part 7A. Quantitative and Qualitative Disclosures About Market Risk.
     Our net revenue derived from sales in non-U.S. markets is approximately 63% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. When the U.S. dollar strengthens in relation to the currencies of the foreign countries where we sell our products, our U.S.

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dollar reported revenue and income will decrease. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant effect on our results of operations. Our financial statements reflect recalculations of items denominated in non-U.S. currencies to U.S. dollars, our functional currency.
     We monitor these exposures as an integral part of our overall risk management program. In some cases, we enter into contracts to reduce the risks of currency fluctuations on short-term inter-company receivables and payables, and on projected future billings in non-functional currencies and use third party borrowings in foreign currencies to hedge a portion of our net investments in and cash flows derived from our foreign subsidiaries. Nevertheless, changes in currency exchange rates and interest rates may have a material adverse effect on our financial condition, results of operations or cash flows.
Our business could be materially adversely affected as a result of lower than anticipated demand by retailers and other customers for our products, particularly in the current economic environment.
     Our business is heavily dependent on the retail marketplace. Changes to the economic environment or reductions in retailer spending could adversely affect our revenues and results of operations. If a decreased consumer spending trend develops, retailers could respond by reducing their spending on new store openings and loss prevention budgets. This reduction could directly impact our SMS business, as a reduction in new store openings will lower demand for EAS security and CCTV installations. Additionally, lower loss prevention budgets could reduce the amount retailers will be willing to spend to upgrade existing store technology. Label demand could also be impacted due to lower loss prevention budgets as retailers may reduce the percentage of items covered. Additionally, our label volume increases as more items are sold through the retailer and lower demand decreases the volume related to the items tagged by the retailer. A decrease in the demand for our products resulting from reduced spending by retailers due to fewer store openings, reduced loss prevention budgets and slower adoption of our new technology could have a material adverse effect on our revenues and results of operations.
Our business could be materially adversely affected as a result of slower commitments of retail customers to chain-wide installations and/or source tagging adoption or expansion.
     Our revenues are dependent on our ability to maintain and increase our system installation base. The SMS system installation base leads to additional revenues, which we term as “recurring revenues,” through the sale of sensor tags and maintenance services. In addition, we partner with manufacturers to include our sensor tags into the product during manufacturing, an approach known as source tagging.
     The level of commitments for chain wide installations may decline due to decreased consumer spending that results in reduced spending on loss prevention by our retail customers, our failure to develop new technology that entices the customer to maintain their commitment to our loss prevention products and services, and competing technologies. A reduction in the commitment for chain wide installations may also impact our ability to expand utilization of our source tagging program. A reduction in commitments to chain wide installations and utilization of our source tagging program could have an adverse effect on our revenues and results of operations.
The markets we serve are highly competitive and we may be unable to compete effectively if we are unable to provide and market innovative and cost-effective products at competitive prices.
     We face competition around the world, including competition from other large, multinational companies and other regional companies. Some of these companies may have substantially greater financial and other resources than the Company. We face competition in several aspects of our business. In the Shrink Management Solutions EAS and Alpha S3 businesses and Intelligent Labels EAS business, we compete primarily on the basis of integrated security solutions and diversified, sophisticated, and quality product lines targeted at meeting the loss prevention needs of our retail customers. In our CCTV business, we compete primarily on the basis of efficient installation capability that is in place in North America. In the CheckNet® Service Bureau business, we compete primarily on the capability to effectively and quickly deliver retail customer specified labels to manufacturing sites in multiple countries. It is possible that our competitors will be able to offer additional products, services, lower prices, or other incentives that we cannot offer or that will make our products less profitable. It is also possible that

June 18, 2008

our competitors will offer incentive programs or will market and advertise their products in a way that will impact customers’ preferences, and we may not be able to compete effectively.
     We may be unable to anticipate the timing and scale of our competitors’ activities and initiatives, or we may be unable to successfully counteract them, which could harm our business. In addition, the cost of responding to our competitors’ activities may affect our financial performance in the relevant period. Our ability to compete also depends on our ability to attract and retain key talent, protect patent and trademark rights, and develop innovative and cost-effective products. A failure to compete effectively could adversely affect our growth and profitability.
Our long term success is largely dependent upon our ability to develop new technologies, and if we are unable to successfully develop those technologies, our business could be materially adversely affected.
     Our growth depends on continued sales of existing products, as well as the successful development and introduction of new products, which face the uncertainty of retail and consumer acceptance and reaction from competitors. In addition, our ability to create new products and to sustain existing products is affected by whether we can:
•	develop and fund technological innovations, such as those related to our next generation EAS product solutions, continued investment in evolving Radio Frequency Identification technologies, and other innovative security device, software and systems initiatives.

•	receive and maintain necessary patent and trademark protection; and

•	successfully anticipate customer needs and preferences.
     The failure to develop and launch successful new products could hinder the growth of our business. Research and development for each of our operating segments is complex and uncertain and requires innovation and anticipation of market trends. Also, delay in the development or launch of a new product could compromise our competitive position, particularly if our competitors announce or introduce new products and services in advance of us.
An inability to acquire, protect or maintain our intellectual property and patents could harm our ability to compete or grow.
     We have a number of patents that will expire in the next several years. Because our products involve complex technology and chemistry, we rely on protections of our intellectual property and proprietary information to maintain a competitive advantage. The expiration of these patents will reduce the barriers to entry into our existing lines of business and may result in loss of market share and a decrease in our competitive abilities, thus having a potential adverse effect on our financial condition, results of operations and cash flows.
Our business could be materially adversely affected as a result of possible increases in per unit product manufacturing costs as a result of slowing economic conditions or other factors.
     Our manufacturing capacity is designed to meet our current and future anticipated demands. If our product demand decreases as a result of economic conditions and other factors, it could increase our cost per unit. If an increase in our cost per unit is passed on to our customers, it may decrease our competitive position which may have an adverse effect on our revenues and results of operations. If an increase per unit is not passed on to our customers, it may reduce our gross margins which may have an adverse effect on our results of operations. Our EAS and service bureau label manufacturing has various low price competitors globally. In order for Checkpoint to maintain and improve its market position, we need to continuously monitor and seek to improve our manufacturing effectiveness while maintaining our high quality standard. We look to achieve this through manufacturing technology enhancements, assessment of our manufacturing locations and supply chain operations, and properly

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planning for anticipated demand. If we are unsuccessful in our efforts to improve manufacturing and supply chain effectiveness, then our cost per unit may increase which could have an adverse impact on our results of operations.
If we cannot obtain sufficient quantities of raw materials and component parts required for our manufacturing activities at competitive prices and quality and on a timely basis, our financial condition, results of operations or cash flows may suffer.
     We purchase materials and component parts from third parties for use in our manufacturing operations. Our ability to grow earnings will be affected by inflationary and other increases in the cost of component parts and raw materials, including electronic components, circuit boards, aluminum foil, resins, paper and ferric chloride and hydrochloric acid solutions. Inflationary and other increases in the costs of raw materials, labor and energy have occurred in the past and are expected to recur, and our performance depends in part on our ability to pass these cost increases on to customers in the prices for our products and to effect improvements in productivity. We may not be able to offset fully the effects of higher component parts and raw material costs through price increases, productivity improvements or cost reduction programs. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. A disruption to our supply chain could adversely affect our sales and profitability. Any of these problems could result in the loss of customers and revenue, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial condition, results of operations or cash flows.
Possible increases in the payment time for receivables as a result of economic conditions or other market factors could have a material effect on our results from operations and anticipated cash from operations.
     The majority of our customer base is in the retail marketplace. Although we have a rigorous process to administer credit granted to customers and believe our allowance for doubtful accounts is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. During the past several years, various retailers have experienced significant financial difficulties, which in some cases have resulted in bankruptcies, liquidations and store closings. The financial difficulties of a customer could result in reduced business with that customer. We may also assume higher credit risk relating to receivables of a customer experiencing financial difficulty. If these developments occur, our inability to shift sales to other customers or to collect on our trade accounts receivable from a major customer could substantially reduce our income and have a material adverse effect on our financial condition and results of operations.
Changes in legislation or governmental regulations, policies or standards applicable to our products may have a significant impact on our ability to compete our markets.
     We operate in regulated industries. Our U.S. operations are subject to regulation by federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Our EAS products are subject to FCC regulation, and our international operations are regulated by the countries in which they operate, including regulation of the CE in Europe. Failure to comply with laws or regulations could result in substantial fines or revocation of our operating permits or licenses. If laws and regulations change and we fail to comply, our financial condition, results of operations or cash flows could be materially and adversely affected.
Our ability to implement cost reductions in field services, sales and general administrative expense, and our manufacturing and supply chain operations may have a significant impact on our future revenues and profits.
     We are in the process of taking actions to rationalize our field service, improve our sales productivity, reduce our general and administrative expenses, and reconfigure our manufacturing and supply chain operations. Such rationalization actions require management judgment on the development of cost reduction strategies and precision on the execution of those strategies. We may not realize, in full or in part, the anticipated benefits from these initiatives, and other events and circumstances, such as difficulties, delays or unexpected costs, may occur which could result in our not realizing all or any of the anticipated benefits. We also cannot predict whether we will

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realize improved operating performance as a result of any cost reduction strategies. Further, in the event the market fluctuates up or down, we may not have the appropriate level of resources and personnel to appropriately react to the change. We are also subject to the risk of business disruption in connection with our restructuring initiatives, which could have a material adverse effect on our business, financial condition and operating results.
Our ability to integrate the acquisition of the Alpha S3 and SIDEP/Asialco businesses and to achieve our financial and operational goals for these businesses could have an impact on future revenues and profits.
     We are in the process of integrating our Alpha S3 and SIDEP/Asialco businesses into Checkpoint operations. In 2007, we acquired the Alpha S3 business, and we are working to take advantage of the business to utilize our existing sales force to grow revenue. In 2007, we also acquired the SIDEP/Asialco business, and we are attempting to integrate that business to optimize worldwide manufacturing capabilities and improve the quality and profitability of the acquired product lines. Various risks, uncertainties and costs are associated with the acquisitions. Effective integration of systems, key business processes, controls, objectives, personnel, management practices, product lines, markets, customers, supply chain operations, and production facilities can be difficult to achieve and the results are uncertain, particularly across our internationally diverse organization. We may not be able to retain key personnel of an acquired company and we may not be able to successfully execute integration strategies or achieve projected performance targets set for the business segment into which an acquired company is integrated. Our ability to execute the integration plans could have an impact on future revenues and profits and may adversely affect our financial condition, results of operations or cash flows. There can be no assurance that these acquisitions or others will be successful and contribute to our profitability.
The failure to effectively maintain and upgrade our information systems could adversely affect our business.
     Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory stands, and changing customer preferences. In addition, we may from time to time obtain significance portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable to such third parties’ failure to perform adequately. Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our business, financial condition and results of operations. Additionally, any disruption or failure of such networks, systems or other technology may disrupt our operations, cause customer dissatisfaction and loss of customer revenues.

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EXHIBIT B
Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following section highlights significant factors impacting the consolidated operations and financial condition of the Company and its subsidiaries. The following discussion should be read in conjunction with Item 6. “Selected Financial Data” and Item 8. “Financial Statements and Supplementary Data.”
Overview
We are a multinational manufacturer and marketer of identification, tracking, security and merchandising solutions for the retail industry. We provide technology-driven integrated supply chain solutions to brand, track, and secure goods for retailers and consumer product manufacturers worldwide. We are a leading provider of, and earn revenues primarily from the sale of, electronic article surveillance (EAS), closed-circuit television (CCTV), custom tags and labels (Check-Net ® ), hand-held labeling systems (HLS), retail merchandising systems (RMS), and radio frequency identification (RFID) systems. Applications of these products include retail security, automatic identification, and pricing and promotional labels and signage. Operating directly in 31 countries, we have a global network of subsidiaries and distributors, and provide customer service and technical support around the world.
Historically, we have reported our results of operations into three segments: Security, Labeling Services, and Retail Merchandising. During the fourth quarter of 2007, resulting from previously announced changes in our management structure we began reporting our segments into three new segments: Shrink Management Solutions, Intelligent Labels, and Retail Merchandising. Fiscal 2006 and 2005 have been conformed to reflect the segment change. The margins for each of the segments and the identifiable assets attributable to each reporting segment are set forth in Note 19 “Business Segments and Geographic Information” to the consolidated financial statements.
Our results are heavily dependent upon sales to the retail market. Our customers are dependent upon retail sales, which are susceptible to economic cycles and seasonal fluctuations. Furthermore, as approximately two-thirds of our revenues and operations are located outside the U.S., fluctuations in foreign currency exchange rates have a significant impact on reported results.
Our business plan is to generate sustained revenue growth through selected investments in product development and marketing. We intend to offset the cost of these investments through product cost and operating expense reductions. Revenue growth may also be generated by acquisitions that are targeted to expand our product offerings and customer base.
During 2007, we were in the late stages of development of EvolveTM, our new state-of-the-art shrink management platform. Evolve is our next-generation suite of RF and RFID enabled products that will provide enhanced system performance, and networking capability information, in a more aesthetically pleasing format. Our business model relies upon customer commitments for our security product installations to a large number of their stores over a period of several months (large chain-wide installations). This new product will allow our existing customers to upgrade their security offerings and should result in increased installations for the future. The enhanced capabilities of the Evolve platform should also attract interest from new retail customers. As is typical with roll-outs of new products in this industry, we expect the EvolveTM roll-out to occur over an 18 month period starting with existing customers.
In addition to our new product development, our acquisitions of Alpha S3 and SIDEP in 2007 have expanded our product portfolio. These acquisitions are anticipated to help us improve our product offering and, coupled with our external global distribution chain, provide a platform for continued growth. In addition to improving our offering of shrink management solutions, the Alpha acquisition adds acoustic-magnetic (AM) technology to our product portfolio, providing the potential to expand our penetration in retail customers that are not using our RF EAS solutions.

June 18, 2008

During 2007, our business experienced continued growth from large chain-wide installations in our SMS EAS business. The increased volume of installations allowed us to leverage our fixed costs and improved our overall margin performance for EAS hardware. This growth relies upon continued customer commitments to large chain-wide installations. We expect our new product offerings, including the expected launch of our EvolveTM platform, to provide us with the ability to continue this trend into 2008. Our CheckNet® business model continues its growth in 2007, benefiting from the ADS acquisition made late in 2006 as well as organic growth. Our unique e-commerce platform for gathering and distributing apparel customer item level labeling and security requirements, coupled with our responsiveness to our customer’s needs provides a continued growth opportunity for the future. The growth of our CheckNet® business at a larger percentage relative to our EAS I-label business resulted in lower margins as a percentage of revenue. If this trend continues, we believe that we may experience further declines in margins, although we are unable to predict the relative growth rates of the CheckNet® and EAS I-label businesses.
We are developing new avenues for growth by expanding into new vertical markets, as demonstrated by the Security Systems Group’s (SSG) entry into the financial services sector with technology and physical security solutions. Our library operations are transitioning from a security-based business into Library Patron Services, a new business model focused on interactive patron services, advertising, and community involvement. While these actions are in the early stages, we believe that these business opportunities have the potential to significantly contribute to revenue and profit growth in the future.
On October 29, 2007, we announced a global strategic sales and marketing alliance with 3M Library Systems. Under the terms of this alliance, 3M Library Systems will become the exclusive worldwide reseller and service provider for our line of library security and productivity products. We will continue to expand our patron-based marketing services portfolio and continue selling those offerings directly to libraries worldwide. This alliance will be effective January 1, 2008.
On November 1, 2007, we acquired the S3 business from Alpha Security Products. The transaction is valued at approximately $142 million, subject to post-closing working capital adjustments, plus additional performance-based consideration of $8 million if certain financial performance measures are met. The acquisition included all of the assets associated with Alpha’s S3 business, including the Alpha brand, approximately 150 employees, and its Ohio manufacturing facility. This acquisition has been accretive to our results in 2007 and has added $11 million in revenue for the two months of operation in 2007. For 2008, the Alpha business is expected to add over $83 million in revenue and be accretive to our earnings.
On November 9, 2007, we acquired SIDEP, a provider of Radio Frequency (RF) Electronic Article Surveillance (EAS) products. SIDEP is an established supplier of EAS systems and employs more than 140 people with the majority located in China. SIDEP will help Checkpoint increase market penetration in emerging Asian markets, especially in China. In addition, SIDEP is the majority owner of Shanghai Asialco Electronics Co., Ltd. (Asialco), a China based manufacturer of RF-EAS labels. Upon closing the acquisition of SIDEP, Checkpoint also acquired the remaining interest in Asialco from its minority shareholders. With facilities in Shanghai, China, Asialco will significantly increase Checkpoint’s label manufacturing capacity to help meet the growing demand in emerging Asian markets. Asialco employs more than 250 people. Combined, the SIDEP/Asialco transactions have a total value of approximately $27.9 million, net of cash acquired. The acquisitions are expected to add approximately $20.0 million of annual revenue and to be neutral to Checkpoint’s earnings in 2008.
Future financial results will be dependent upon our ability to expand the functionality of our existing product lines, develop or acquire new products for sale through our global distribution channels, convert new large chain retailers to RF-EAS, and reduce the cost of our products and infrastructure to respond to competitive pricing pressures.
Our strong base of recurring revenue (revenues from the sale of consumables into the installed base of security systems and hand-held labeling tools), repeat customer business, and our borrowing capacity should provide us with adequate cash flow and liquidity to execute our business plan.

June 18, 2008

Fiscal 2007 compared to Fiscal 2006
Net Revenues
During 2007, revenues increased by $146.4 million, or 21.3%, from $687.8 million to $834.2 million. Foreign currency translation had a positive impact on revenues of $39.4 million for the full year of 2007.
(dollar amounts in millions)

			Dollar Amount	Percentage
			Change	Change
			Fiscal 2007	Fiscal 2007
	December 30,	December 31,	vs.	vs.
Year ended	2007	2006	Fiscal 2006	Fiscal 2006

	(Fiscal 2007)	(Fiscal 2006)
Net revenues:
Shrink Management Solutions	$478.5	$383.9	$94.6	24.6%
Intelligent Labels	259.3	219.4	39.9	18.2
Retail Merchandising	96.4	84.5	11.9	14.1

Net revenues	$834.2	$687.8	$146.4	21.3%

Shrink Management Solutions revenues increased by $94.6 million or 24.6% in 2007 compared to 2006. The positive impact of foreign currency translation was approximately $19.9 million. The increase in revenues was primarily due to an increase in EAS Hardware and CCTV revenues of $29.4 million and $30.5 million, respectively. Shrink Management Solutions revenues also benefited $11.7 million from the Alpha acquisition. EAS Hardware revenue increased $20.7 million in Europe, $5.9 million in Asia Pacific, and $3.9 million in International Americas. The increase in Europe EAS Hardware was due to large chain-wide roll-outs, primarily in France and Spain. We expect the chain-wide roll-out in Spain to continue into the first quarter of 2008. The large chain-wide roll-outs in France are non-recurring revenue and will require similar orders in 2008 to match the 2007 revenue amounts. The increase in Asia was due primarily to a large chain-wide roll-out in Australia and continued growth in our Hong Kong distribution unit. The International Americas revenue increased due to large chain-wide roll-outs, primarily in Mexico. The CCTV business improved due to a larger number of installations with existing customers in 2007 compared to 2006. We anticipate the strong revenue performance experienced in 2007 from installations to continue into the first half of 2008.
Intelligent Labels revenues increased by $39.9 million, or 18.2%, over last year. The positive impact of foreign currency translation was approximately $11.4 million. The remaining revenue growth was primarily due to an increase in our CheckNet ® business of $30.4 million, partially offset by a decrease in our Library business of $2.6 million. CheckNet ® business revenue benefited $22.9 million due to the ADS acquisition and continued the strong growth of its base business during fiscal 2007. Library revenues declined due to the transition period for shifting the business strategy to our new Library Patron Services business model. During the fourth quarter of 2007, we entered into an arrangement with 3M Library Systems to be our exclusive worldwide reseller and service provider for our line of library security and productivity products. This arrangement should provide a larger customer base for our Library Patron Service business to market and, with 3M’s large customer base, increase the volume of our library security and productivity products while reducing the incremental revenue and margin we would have realized had we continued as a direct marketer of the products.
Retail Merchandising revenues increased by $11.9 million, or 14.1%, in 2007 compared to 2006. The positive impact of foreign currency translation was approximately $8.0 million. The remaining increase was due primarily to increases in sales of our retail display systems in Europe of $3.1 million and Asia Pacific of $1.2 million. The retail display business in Europe was impacted by an increase in the volume of large remodel work orders from our customers during 2007. We do not expect the volume of remodel work to recur at 2007 levels and therefore believe that the 2008 performance of Retail Merchandising will decline relative to the level of activity experienced in 2007 in the Retail Merchandising business.

June 18, 2008

Gross Profit
During 2007, gross profit increased by $54.3 million, or 18.6%, from $291.7 million to $346.0 million. The benefit of foreign currency translation on gross profit was approximately $15.4 million. Gross profit, as a percentage of net revenues, decreased from 42.4% to 41.5%.
Shrink Management Solutions gross profit percentage increased from 38.9% in 2006 to 39.8% in 2007. The increase in Shrink Management Solutions gross profit percentage was due primarily to improved margins in our EAS Hardware business, due to higher volumes which allowed us to leverage fixed field service costs. For fiscal years 2007 and 2006, field service and installation costs were 16.9% and 18.6% of Shrink Management Solutions revenue, respectively. The EAS margins improved due to large chain-wide installation revenues, which allowed us to leverage our fixed field service costs. These revenues are non-recurring revenues and require customer commitments to install our systems in most or all of their retail store base over a period of several months. We expect that the 2008 performance of Shrink Management Solutions will require similar commitments from our retail customers to maintain the 2007 margin levels. Based on the level of activity that Shrink Management Solutions experienced in 2007, we expect to monitor our field service percentage in an effort to maximize its use based upon installation orders and adjust accordingly for changes in demand.
Intelligent Labels gross profit percentage decreased from 45.9% in 2006 to 42.2% in 2007. This decrease in Intelligent Labels gross profit percentage was primarily due to the increased proportion of the CheckNet ® business in the segment with lower margins. CheckNet ® margins were further impacted lower than the prior year due to manufacturing inefficiencies and competitive pricing pressures. Our ability to eliminate manufacturing inefficiencies could mitigate the impact of competitive pricing pressures as we move the business into 2008. Our CheckNet® business is growing in this segment and, if our CheckNet® business continues to grow at a rate higher than our EAS label business, further declines in margin may result, although we are unable to predict the relative growth rates of the CheckNet® and EAS I-label businesses.
Retail Merchandising gross profit decreased from 49.2% in 2006 to 47.9% in 2007. This decrease was due primarily to margin decreases in our retail display business due primarily to pricing pressures. The pricing pressures incurred in 2007 relate to the large volume orders related to the remodeling of customer stores. As these remodel orders are non-recurring business, we believe that the margins in 2007 are unlikely to be indicative of future margins in this business.
Selling, General, and Administrative Expenses
Selling, general, and administrative expenses increased $33.9 million, or 14.9%, from $227.0 million in 2006 to $260.9 million in 2007. Foreign currency translation increased selling, general, and administrative expenses by approximately $11.5 million. SG&A expenses generated by the recently acquired ADS operations accounted for $10.3 million of the increase over the prior year and SG&A expenses generated by the recently acquired Alpha operations accounted for $2.9 million of the increase over the prior year. In addition, in 2007, $4.4 million of SG&A expenses were recorded related to the CEO transition. The increase was also due to increased sales and marketing expenses to support our higher revenue base, which was partially offset by lower management expenses resulting from our restructuring initiatives. We expect that the increase in SG&A expenses will continue to increase into 2008 as a result of the new acquisitions made at the end of 2007, but will have a favorable impact on our SG&A expense, as a percentage of revenue. We intend to complete the integration of these new acquisitions during 2008 and expect that the associated SG&A expense, as a percentage of revenue, will continue to decrease over time.
Research and Development Expenses
Research and development costs were $18.2 million, or 2.2%, of revenues in 2007 and $19.4 million, or 2.8%, in 2006.

June 18, 2008

Restructuring Expenses
Restructuring expenses were $2.7 million in 2007 compared to $7.0 million in 2006. The current and the prior year expense are detailed in the “Provisions for Restructuring” section.
Litigation Settlement
Litigation expense was $2.3 million for 2006. This was a result of the settlement of a class action suit arising from the anti-trust litigation with ID Security Systems Canada, Inc.
Other Operating Income
In 2007, other operating income of $2.6 million was recorded due to the sale of our Austrian subsidiary. This sale resulted from our plan to move this business to an indirect sales model.
In 2006, other operating income was recorded due to the settlement of a sublease with our tenant in a building under a capital lease and the subsequent cancellation of that lease. The net impact of the sublease income and impairment of the asset was $2.0 million.
Interest Income and Interest Expense
Interest expense for 2007 increased by $0.2 million compared to 2006, primarily due to increased borrowings in 2007 related to the Alpha acquisition. Interest income in 2007 increased by $0.5 million compared to 2006, primarily due to higher monthly cash levels during 2007 compared to 2006.
Other Gain (Loss), net
Other gain (loss), net decreased in 2007 by $0.5 million compared to 2006. Other gain (loss), net was greater in 2006 primarily due to transition services from the sale of our BCS business to SATO.
Income Taxes
The effective rate of tax at December 30, 2007 was 17.2%. At December 31, 2006, the effective tax rate was 16.6%. The 2007 tax rate includes a $1.9 million change in tax reserves, a net valuation allowance benefit of $3.2 million, a $1.0 million tax benefit relating to statutory tax rate changes, and a $0.9 million tax benefit relating to the sale of our Austrian subsidiary. The two main changes to the valuation allowance was a release of $5.4 million relating to state net operating losses and a charge of $2.7 million in connection to our United Kingdom operations. The 2006 effective tax rate was positively impacted by a reduction of valuation allowances and tax reserves of $2.0 million. In addition, the Company recorded a $1.7 million reduction in foreign tax, primarily associated with a change in tax law in Germany.
In 2007, we recorded an adjustment of $2.1 million to reduce deferred income tax expense, and increase earnings from continuing operations and net earnings. We have determined that this adjustment related to errors made in prior years associated with the impact of changes in statutory rates on deferred taxes. Had these errors been recorded in the proper periods, earnings from continuing operations and net earnings as reported would increase by $0.2 million in 2006 and increase by $1.9 million for years prior to 2005. We have determined that these adjustments did not have a material effect on the current and prior years’ financial statements. Without the reduction to our income tax provision our 2007 effective rate would have been 20.3% rather than 17.2%.
Earning from Discontinued Operations, Net of Tax
Earnings from discontinued operations, net of tax, for 2007 decreased to $0.4 million from $0.9 million in 2006. The 2006 earnings were primarily due to the $1.4 million gain on the sale of our bar-code business.

June 18, 2008

Net Earnings
Net earnings were $58.8 million, or $1.44 per diluted share, in 2007, compared to net earnings of $35.9 million, or $0.89 per diluted share, in 2006. The weighted average number of shares used in the diluted earnings per share computation was 40.7 million and 40.2 million for fiscal years 2007 and 2006, respectively.